Filed by Blue Owl Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609
On November 21, 2024, Blue Owl Capital Corporation (“OBDC”) held a conference call with members of the fixed income community. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation III (“OBDE”) by OBDC. The following are excerpts from the transcript of this conference call discussing the proposed merger of OBDE and OBDC.
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Craig Packer, Chief Executive Officer
Additionally, our previously announced merger of OBDC and OBDE remains on track to close in early 2025.
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I want to provide a quick update on our previously announced merger of two of our diversified, public BDCs, OBDC and OBDE.
As previously mentioned on last quarter’s call, we believe this merger will streamline our BDC and direct lending platform, enhance our scale by creating the second largest public BDC by total assets, improve our trading and liquidity profile for both equity and fixed income investors, lower our overall financing costs, and drive operational efficiencies and broader cost savings.
We achieved an important milestone in the merger process in mid-October when the joint proxy of OBDC and OBDE was declared effective by the SEC. The proxy solicitation process has begun and will conclude at our shareholder meetings on January 8th.
Our current expectation is that the merger should close by the end of January 2025.
To that note, for those of you on the call who may hold the equity of OBDC and/or OBDE in addition to the bonds, we encourage all shareholders to review the proxy materials and vote their shares accordingly. As a reminder, both the OBDC and OBDE board of directors has unanimously recommended shareholders vote in favor of the proposals on the ballots.
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Erik Bissonnette, Managing Director of Blue Owl Capital Inc.
With the announcement of both the tech and the diversified mergers over the past six months, reducing the number of our BDCs issuing unsecured notes should create better pricing and trading dynamics across our entire unsecured complex.
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Craig Packer, Chief Executive Officer
I’d like to make a few, quick closing comments about both of our announced mergers and what it means for our current and prospective bondholders.
The outstanding unsecured notes at OBDE will become obligations of OBDC and rank pari passu with the outstanding OBDC unsecured notes at the time the merger closes.
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Consolidation of our BDCs is a possibility we have been discussing with our investors for many years, and we view the two announced mergers as a very positive step for our bondholders.
This will result in fewer issuing entities, larger, more granular vehicles, and the ability to issue bigger, more liquid CUSIPs which should result in better secondary liquidity.
Our story will become easier to understand, and we expect that some of the pressures that have kept our spreads historically wider than our other high-quality peers should begin to dissipate.
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Finally, as our vehicles in both strategies consolidate, we expect to be able to finance the platform more efficiently, while continuing to expand into and innovate in new markets.
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